UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-118589

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan (the Plan) as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 6, 2008

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	September 30, 2007	September 30, 2006
Assets		
Assets in Trust:		
Cash, pending investment	$ 150,811	206,800
Emerson Electric Co. common stock	62,210,399	49,555,560
Mutual funds	29,455,287	23,508,997
Separately managed accounts	3,257,463	2,186,417
Participant loans	5,511,132	5,232,593
Interest in Master Trust (Note 7)	97,201,812	90,645,478
Total investments	197,786,904	171,335,845
Receivables:		
Employer contributions, net of forfeitures of $12,191 and $7,354 in 2007 and 2006, respectively	25,366	28,746
Participant contributions	228,319	215,976
Total receivables	253,685	244,722
Total assets	198,040,589	171,580,567
Liabilities		
Other payables	-	-
Net assets available for benefits	$ 198,040,589	171,580,567

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30, 2007	2006
Interest in Master Trust investment appreciation, net (Note 7)	$ 7,777,816	5,674,256
Emerson Electric Co. common stock appreciation, net (Note 9)	14,666,053	8,416,947
Other investment realized gains	1,374,591	1,084,718
Unrealized net appreciation	1,438,702	416,751
Dividends	1,445,359	687,238
Transfers from/(to) other plans, net	4,932,038	(790,485)
Participant contributions	10,597,317	10,275,023
Rollover contributions	162,943	124,112
Employer contributions, net of forfeitures of $30,249 and $28,418 in 2007 and 2006, respectively	1,917,695	1,800,772
Benefits paid to participants	(17,852,492)	(20,779,189)
Net increase	26,460,022	6,910,143
Net assets available for benefits:		
Beginning of year	171,580,567	164,670,424
End of year	$ 198,040,589	171,580,567

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. An eligible employee may elect to participate on the first day of full employment with the Company. At September 30, 2007, there were 6,789 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pre-tax and/or after-tax basis, as the participant may elect. Contributions are subject to certain limitations. Effective January 1, 2007, all new employees of the Company are automatically enrolled in the plan, unless they choose not to contribute by completing the opt-out form within 45 days from date of hire. Those who are automatically enrolled in the plan are enrolled with an election of 3% pre-tax contributed to the Stable Value Fund.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Matching contributions are reduced by unvested benefits forfeited by terminated employees.

Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investments attributable to participant and matching contributions made by the Company and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

Participant contributions and the earnings thereon are always 100% vested. Except as noted below, until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

Investment Options

Participants designate, in increments of 1%, the percentage of their total contribution to be invested in any of the Plan's investment funds.

The Emerson Stock Fund invests in the Company's common stock. The Stable Value Fund consists mainly of investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. The Bond Index Fund and PIMCO Total Return Institutional Fund invest in a diversified portfolio of fixed income securities. The S&P 500 Index Fund, U.S. Large Cap Stock Fund, Fidelity Magellan Fund, Dodge & Cox Stock Fund, Putnam Equity Income Fund, Fidelity Blue Chip Growth Fund, Putnam Voyager Fund, Russell 2000 Index Fund, Hotchkiss & Wiley Mid Cap Value Fund, Putnam Vista Fund, Legg Mason Value Fund, Artisan Mid Cap Fund and International Stock Fund invest primarily in common stocks. The Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and the Fidelity Freedom 2040 Fund invest primarily in stock, bond and money market mutual funds.

All funds may invest in cash equivalents as temporary investments and to maintain liquidity. Participants may change their investment options at any time. Participants may (subject to certain restrictions on transfers into or out of the Emerson Stock fund by the Company's executive officers) transfer, in 1% increments, all or part of an existing account balance in a fund among the other investment funds to the extent permitted by the underlying investment contracts. Transfers may be made up to six times per quarter.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the prime rate published in the Wall Street Journal. Interest rates on loans outstanding at September 30, 2007, vary between 4.25% and 10.25%, depending on date of issue. The loans are secured by the balance in the participant's account. The term of the loans is generally between one and four years. Participants can borrow the lesser of 50% of the vested account balance or $50,000, reduced by the highest outstanding balance in the prior 12 months.

Benefit Payments

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $100, deferred until as late as age 70 ½, at which time required minimum distributions will begin.

A participant who is actively employed by the Company may withdraw all or a portion of his after-tax contributions, vested matching contributions that have been in the Plan at least two years and amounts transferred or rolled over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59 ½, all contributions in the Plan can be withdrawn.

A participant who is actively employed can withdraw, subject to penalty as defined under the Plan, after-tax contributions which were matched and that have been in the Plan less than two years. A participant who makes a withdrawal subject to penalty can not contribute to the Plan or receive matching contributions made on his behalf for a period of six months after the effective date of such a withdrawal. Participants may resume contributions after the expiration of the six-month period.

A participant who is actively employed may request, subject to approval, a withdrawal of all or a portion of his pre-tax contributions upon demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Certain prior year amounts have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value. See Note 7 regarding investments in the Master Trust.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Operating Expenses

The Company has the option of paying all expenses or charging them to the Plan participants. The Company has paid all expenses incidental to the operation and management of the Plan for the periods presented, except brokerage commissions paid for the purchase and sale of the Company's common stock in the Emerson Stock Fund, investment management fees and expenses charged directly against the other investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2001, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Additional Plan amendments have been made which were not covered by the tax determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2007, $2,163,330 and $3,233,851 of net assets from the Numatics Incorporated Pension Sharing and Employees Savings Plan and ISE Profit Sharing Retirement Plan, respectively, were transferred into the Plan.

In 2007 and 2006, certain participants transferred to or from other Company or third-party benefit plans. This occurs when an individual or a Company division or subsidiary transfers from one Company benefit plan to another, or when a Company division or subsidiary is divested.

(5) RELATED PARTIES

Certain investments of the Plan, including the interest in the Master Trust, are shares of mutual funds and common collective trusts that are managed by Putnam Investments LLC, a wholly owned subsidiary of Marsh & McLennon Companies (MMC) through August 2007. MMC is the parent company of Mercer, the Plan's Trustee and Recordkeeper. Additionally, Plan investment options include shares of Emerson Electric Co. common stock. Emerson Electric Co. is the plan sponsor as defined by the Plan. These transactions qualify as party-in-interest transactions and are allowable under ERISA regulations.

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	September 30,	
	2007	2006
Net assets available for benefits per the financial statements	$ 198,040,589	171,580,567
Less participant loans deemed distributed	(452,535)	(384,937)
Less amounts allocated to withdrawing participants	(148,516)	(464,730)
Net assets available for benefits per Form 5500	$ 197,439,538	170,730,900

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Years Ended September 30, 2007	2006
Benefits paid to participants per the financial statements	$ 17,852,492	20,779,189
Add participant loans deemed distributed at end of year	452,535	384,937
Less participant loans deemed distributed at beginning of year	(384,937)	(325,656)
Add amounts allocated to withdrawing participants at end of year	148,516	464,730
Less amounts allocated to withdrawing participants at beginning of year	(464,730)	(320,845)
Benefits paid to participants per the Form 5500	$ 17,603,876	20,982,355

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, 2007 and 2006, respectively, but not paid as of that date.

(7) MASTER TRUST

Certain Plan investments are held in the Emerson Electric Co. Master Trust (Master Trust), which holds commingled investments of the Plan and certain other Company-sponsored defined contribution plans. The Master Trust holds the Plan's investments in the following funds: Stable Value Fund, S&P 500 Index Fund, Bond Index Fund, Russell 2000 Index Fund and U.S. Large Cap Stock Fund. The Plan's other investments are held in the Retirement Savings Plan Trust. Each participating plan's interest in the funds of the Master Trust is based upon participant account balances. At September 30, 2007 and 2006, the Plan's interest in the net assets of the Master Trust was approximately 8% and 9%, respectively. Investment income and expenses relating to the Master Trust are allocated to the Plan based upon balances invested in the Master Trust.

The Plan's investments in the Master Trust are stated at fair value except for the contracts with insurance companies, which are stated at contract value because they are fully benefit responsive. The Plan has determined the difference between contract value and fair value to be inconsequential. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies, which approximates interest rate credited to participants, was approximately 4.6% and 4.7% in 2007 and 2006, respectively. The weighted average interest rate for contracts with insurance companies was 4.9% and 4.8% at September 30, 2007 and 2006, respectively.

The existence of certain conditions can limit the plan's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to default by contract provider, partial or complete legal termination of the plan, improper communications to participants, group terminations and significant divestitures. The Plan does not believe that the occurrence of any such event is probable.

The fair value of the common stock and mutual funds is based on quoted market prices. The cost of investments held under the Plan is determined using the average cost method of accounting.

The following table presents the fair values of investments in the Master Trust:

	September 30,	
	2007	2006
Investments at fair value:		
Interest-bearing cash	$ 302,605,071	42,600,910
Contracts with insurance companies	417,975,223	438,730,889
Common/commingled trust funds	523,562,821	558,558,640
	$ 1,244,143,115	1,039,890,439
Plan's share of investments in the Master Trust	$ 97,201,812	90,645,478

Investment income of the Master Trust is as follows:

	Years Ended September 30,	
	2007	2006
Investment income:		
Net appreciation of common/commingled trust funds	$ 67,859,311	41,337,216
Interest	33,127,691	26,251,064
	$ 100,987,002	67,588,280
Plan's share of investment income of the Master Trust	$ 7,777,816	5,674,256

(8) INVESTMENTS

As of September 30, 2007 and 2006, the following investment, in addition to the Plan's interest in the Master Trust, was in excess of 5% of net assets available for benefits:

	2007	2006
Investments:		
Emerson Stock Fund (non-participant directed)	$ 62,210,399	49,555,560

(9) NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the Company matching contributions is invested in the Emerson Stock Fund (the Fund). Participants are allowed to immediately transfer any and all Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter.

Information about net assets and changes in net assets relating to the non-participant directed assets in this fund is as follows:

	September 30, 2007	September 30, 2006
Net assets:		
Emerson Electric Co. common stock	$ 62,285,949	49,631,442

	Years Ended September 30, 2007	Years Ended September 30, 2006
Changes in net assets:		
Emerson Electric Co. common stock realized gains	$ 2,936,679	2,477,295
Unrealized appreciation	10,484,264	4,875,029
Dividend	1,245,110	1,064,623
Transfers to other funds	(1,425,043)	(1,988,479)
Loan repayments	597,124	564,266
Transfers from/(to) other plans	282,738	(192,327)
Participant contributions	1,889,823	1,848,468
Rollover contributions	30,516	1,106
Employer contributions, net of forfeitures of $32,391 and $22,385 in 2007 and 2006, respectively	1,697,514	1,696,491
Benefits paid to participants	(5,084,218)	(5,543,862)
	$ 12,654,507	4,802,610

(10) <u>PLAN TERMINATION</u>

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(11) <u>MERCER</u>

Mercer is owned by Marsh & McLennan Companies (MMC). Numerous lawsuits have been commenced against MMC or one or more of its subsidiaries (including Mercer) relating to "bid-rigging" and fraudulent business practices, several putative class actions, actions by several states, shareholder derivative suits, criminal actions involving former MMC employees, and other matters, including a suit by Emerson against an MMC unit whose business is unrelated to Mercer or the services Mercer provides to the Plan.

Although it is not possible to determine the outcome of these matters, the Plan sponsor does not believe the resolution of these matters will impact the Plan.

Effective April 1, 2008, the Plan will utilize Vanguard Fiduciary Trust Company as the administrator, record keeper and trustee of the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

by: Richard J. Schlueter

Richard J. Schlueter, on behalf of the
Management Review Committee

Date: February 6, 2008

EMERSON RETIREMENT SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held At End of Year)

September 30, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(d) Cost *	(e) Current value
**	Emerson Stock Fund	Employer securities - common shares	$ 37,706,366	$ 62,210,399
***	Emerson Electric Co. Master Trust	Interest in a master trust		97,201,812
	International Stock Fund	Separately managed fund		3,257,463
	Loan Fund	Participant loans - interest rates 4.25% to 10.25%		5,511,132
***	Pending Account	Noninterest-bearing cash		150,811
	Artisan Mid Cap Fund	Mutual fund		1,775,386
	Dodge & Cox Stock Fund	Mutual fund		4,368,151
	Fidelity Blue Chip Growth Fund	Mutual fund		1,286,642
	Fidelity Freedom 2010 Fund	Mutual fund		2,401,039
	Fidelity Freedom 2020 Fund	Mutual fund		3,249,439
	Fidelity Freedom 2030 Fund	Mutual fund		1,183,742
	Fidelity Freedom 2040 Fund	Mutual fund		662,844
	Fidelity Freedom Income Fund	Mutual fund		151,127
	Fidelity Magellan Fund	Mutual fund		301,470
	Hotchkiss & Wiley Mid Cap Value Fund	Mutual fund		3,137,785
	Legg Mason Value Fund	Mutual fund		1,622,341
	PIMCO Total Return Institutional Fund	Mutual fund		1,456,518
***	Putnam Equity Income Fund	Mutual fund		1,084,217
***	Putnam Vista Fund	Mutual fund		6,434,550
***	Putnam Voyager Fund	Mutual fund		340,036
	Total Investments			$ 197,786,904

* Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, for all participant-directed assets.

** Emerson Electric Co. qualifies as a party-in-interest.

*** Plan investments are shares of mutual funds and other investments managed by parties related to the Putnam Fiduciary Trust Company, which qualifies as a party-in-interest.

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.

We consent to the incorporation by reference in the registration statement No. 333-118589 on Form S-8 of Emerson Electric Co. of our report dated February 6, 2008, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of September 30, 2007, which report appears in the September 30, 2007 annual report on Form 11-K of the Emerson Electric Co. Retirement Savings Plan.

KPMG LLP

St. Louis, Missouri
February 6, 2008

END